Exhibit 99.1

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial data are presented to illustrate the effect of the following equity purchase agreement (the “Acquisition”): On June 20, 2025, NVG Holdings Inc., a wholly-owned subsidiary of Vision Marine Technologies Inc. (the “Company”) entered into an equity purchase agreement (the “Purchase Agreement”) to acquire 100% of the common stock of Nautical Ventures Group Inc. ("NVG") . The Company, NVG Holdings Inc. and NVG may be referred to herein collectively as the “Parties” and separately as a “Party.” The Acquisition closed on June 20, 2025.

The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances; however, the actual results could differ. The pro forma adjustments are directly attributable to the Acquisition and are expected to have a continuing impact on the results of operations of the Company. Management believes that all adjustments necessary to present fairly the unaudited pro forma combined statement of comprehensive loss have been made. The unaudited pro forma combined statement of comprehensive loss is presented for informational purposes only and is not necessarily indicative of the results of operations that would have resulted had the Acquisition been consummated on the dates indicated and should not be construed as being representative of the Company’s future results of operations.

The unaudited pro forma combined financial statements included herein constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See the sections titled “Cautionary Note Regarding Forward-Looking Information” in the Company’s Current Report on Form 6-K which these unaudited pro forma combined financial statements are a part of and the Company’s Annual Report on Form 20-F for the year ended August 31, 2025, as filed with the Commission.

Vision Marine Technologies Inc.

Unaudited Pro Forma Combined Statement of Comprehensive Loss

For the year ended August 31, 2025

In U.S. Dollars

	Vision Marine	Nautical
	Technologies	Ventures	Combined
	Inc.	Group Inc.	Pro Forma
	Note 2a	Note 2b	Note 1
Revenues	13,832,556	62,698,715	76,531,271

Cost of revenues	9,066,062	73,643,367	82,709,429

Gross profit (loss)	4,766,494	(10,944,652)	(6,178,158)

Expenses
General and administrative expenses	14,366,307	14,629,477	28,995,784
Depreciation and amortization	713,534	2,212,993	2,926,527
Goodwill impairment loss	15,082,026	-	15,082,026
Net finance expense (income)	(4,130,500)	4,317,022	186,522
Other income (expense)	379,238	(572,280)	(193,042)

	26,410,605	20,587,212	46,997,817

Income (loss) income before taxes	(21,644,111)	(31,531,864)	(53,175,975)

Income taxes	7,882	-	7,882

Net loss for the period	(21,651,993)	(31,531,864)	(53,183,857)

Items of comprehensive income that will be subsequently reclassified to earnings:
Foreign currency translation differences for foreign operations, net of tax	384,736	-	384,736
Other comprehensive income (loss), net of tax	384,736	-	384,736

Total comprehensive loss for the period, net of tax	(21,267,257)	(31,531,864)	(52,799,121)

Weighted average Voting Common Shares outstanding	882,565		882,565
Basic and diluted loss per share	(24.53)		(60.26)

Vision Marine Technologies Inc.

Notes to Unaudited Pro Forma Combined Statement of Comprehensive Loss

In U.S. Dollars

1.     BASIS OF PRESENTATION

The accompanying unaudited pro forma combined statement of comprehensive loss is based on the Company’s and NVG's historical financials and gives effect to the Acquisition of NVG as if it had occurred on September 1, 2024.

2.     FISCAL PERIODS DEFINED

a)   This column reflects the audited consolidated statement of comprehensive loss of Vision Marine Technologies Inc. for the fiscal year ended August 31, 2025, as reported in its most recent Form 20-F. These figures include the results of the operations of Nautical Vetures Group Inc. for the period beginning June 21, 2025 and ending August 31, 2025.

b)   This column reflects the unaudited statement of comprehensive loss of Nautical Ventures Group Inc. for the period beginning September 1, 2024 and ending June 20, 2025.